Firm Application (Form 7-R)

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on May 13, 2021

NFA ID 0503705 NATIONAL BANK OF CANADA
Submitted by ANNE MONTMINY (MONTMINYA)

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

THE FAILURE TO DISCLOSE A DISCIPLINARY MATTER EITHER IN AN APPLICATION OR AN UPDATE WILL RESULT IN THE IMPOSITION OF A LATE DISCLOSURE FEE IN ACCORDANCE WITH NFA REGISTRATION RULE 210(c).

Not every section applies to every applicant. Certain sections apply depending on the registration category or categories being applied for. The text above these sections explains who must complete the section.

DEFINED TERMS

Words that are underlined in this form are either defined terms and have the meanings contained in the Definition of Terms section or links to the text of Commodity Exchange Act provisions, CFTC Regulations or NFA Rules.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration Investigations or Legal (RIL) staff) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RIL staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

With some exceptions, which are described below in the Regulatory and Financial Disclosures sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (800) 621-3570 or (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the derivatives industry. All criminal matters must be disclosed, even if a matter is unrelated to the derivatives industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or U.S. futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration awards or CFTC reparations matters unless the applicant or registrant has failed to pay an award related to a CFTC-related product or an order entered in a reparations matter.

Only adversary actions that a U.S. bankruptcy trustee files must be disclosed. Adversary actions that creditors file are not disclosable. A person named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the person is not the bankrupt person.

ADDITIONAL DOCUMENTS

For each matter that caused a "Yes" answer, a Disclosure Matter Page (DMP), which is accessible using NFA's DMP Filing System, must be filed. In addition to the required DMP, other documents about the matter must be provided to NFA. If court documents are unavailable, a certified letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, a written explanation for their unavailability must be provided to NFA. Electronic copies of the documents can be uploaded using NFA's DMP Filing System or documents may be sent to NFA by email to registration@nfa.futures.org, fax to (312) 559-3411 or mail to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, IL 60606.

Providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an entity's stock; entitlement to vote or empowered to sell 10% or more of an entity's voting securities; contribution of 10% or more of an entity's capital; or entitlement to 10% or more of an entity's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a bankruptcy trustee by filing a complaint with a bankruptcy court or a district court.

ALIAS: another name utilized by an individual or previously used by an entity.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR: solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or

- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any person other than an individual.

ENTITY FLOOR TRADER: an applicant that files or registrant that filed a Form 7-R to apply for registration as a floor trader.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FLOOR TRADER ORDER ENTERER: an individual responsible for entry of orders from an Entity Floor Trader's own account.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INDIRECT OWNER: an individual who through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an entity's net profits; or

- has the power to exercise a controlling influence over an entity's activities that are subject to regulation by the Commission.

INTERNAL REVENUE CODE:

Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act

- The Securities Act of 1933

- The Securities Exchange Act of 1934

- The Public Utility Holding Company Act of 1935

- The Trust Indenture Act of 1939

- The Investment Advisers Act of 1940

- The Investment Company Act of 1940

- The Securities Investors Protection Act of 1970

- The Foreign Corrupt Practices Act of 1977

- Chapter 96 of Title 18 of the United States Code

- Any similar statute of a State or foreign jurisdiction

- Any rule, regulation or order under any such statutes; and

- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

NON-U.S. NATURAL PERSON: an individual who has not resided in the U.S. since reaching the age of 18 years.

OTHER NAME: For firms, including sole proprietors, any other name that the firm uses or has used in the past but not the name of any other legal entity that the firm has an affiliation or association with (see DBA). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

OUTSIDE DIRECTOR: an individual who is director of an applicant or registrant and who:

- is not an officer or employee of the applicant or registrant;

- is not engaged in or have direct supervisory responsibility over persons engaged in the solicitation of

  - or acceptance of customers' orders or retail forex customers' orders;
  - funds, securities or property for participation in a commodity pool;
  - a client's or prospective client's discretionary account;
  - leverage customers' orders for leverage transactions;
  - or acceptance of a swap agreement; or

- does not regularly have access to the keeping, handling or processing of:

  - transactions involving "commodity interests", as that term is defined in CFTC Regulation 1.3;
  - customer funds, retail forex customer funds, leverage customer funds, foreign futures or foreign options secured amount, or adjusted net capital.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL - means, with respect to an applicant, a registrant, or a person required to be registered under the Act:

(1) an individual who is:

- a sole proprietor of a sole proprietorship;

- a general partner of a partnership;

- a director, president, chief executive officer, chief operating officer, chief financial officer, or a person in charge of a business unit, division or function subject to regulation by the Commission of a corporation, limited liability company or limited liability partnership;

- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

- a chief compliance officer; or

(2) an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an applicant or registrant's net profits; or

- has the power to exercise a controlling influence over an applicant or registrant's activities that are subject to regulation by the Commission; or

(3) an entity that:

- is a general partner of a partnership; or

- is the direct owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities; or

(4) an individual who or an entity that:

- has contributed 10% or more of an applicant or registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation;
  - an unaffiliated "foreign bank," as defined in 12 CFR 211.21(n) that currently operates an "office of a foreign bank," as defined in 12 CFR 211.21(t), which is licensed under 12 CFR 211.24(a);
  - such office of an unaffiliated, licensed foreign bank; or
  - an insurance company subject to regulation by any State,
  provided such debt is not guaranteed by an individual who or entity that is not a principal of the applicant or registrant.

For the purpose of answering Questions A, B, C, D, E, F, G, I and K of the Disciplinary Information sections in the Form 8-R, PRINCIPAL also means an individual described in (1), (2) or (4) above with respect to any entity whether or not the entity is an applicant, registrant, or a person required to be registered under the Act.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards of conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

PRINCIPALS

Firms must file electronic applications for each individual who is a principal of the firm, including the sole proprietor of a sole proprietorship. A firm must have at least one individual principal affiliated with it in order to obtain registration. NFA Members that are registered or applying for registration as an FCM, RFED, IB, CPO and/or CTA must have at least one individual principal who is also registered as an AP of the firm or a floor broker.

ADDITIONAL ASSISTANCE

Additional information regarding registration requirements and specific topics can be found on the Registration page of NFA's web site at www.nfa.futures.org. NFA's Information Center, (800-621-3570 or 312-781-1410), is also available to provide assistance. Its normal hours are Monday through Friday, from 8:00 AM to 5:00 PM CT.

Registration Categories

Categories   NFA MEMBER

                                           SWAP DEALER

Business Information

Name	NATIONAL BANK OF CANADA
Form of Organization	OTHER
Country	CANADA
Federal EIN	13-2957778

Business Address

Street Address 1	600
Street Address 2	RUE DE LA GUACHETIERE WEST, 4
City	MONTRÉAL
Province	QUEBEC
Zip/Postal Code	H3B 4L2
Country	CANADA
Phone Number	6466296794
Fax Number	Not provided
Email	AMONTMINY@NBF-US.COM
Website/URL	WWW.NBC.CA
CRD/IARD ID	Not provided
	0
	F

Other Names

Not provided

Location of Business Records

Street Address 1	600
Street Address 2	RUE DE LA GUACHETIERE WEST, 4
City	MONTRÉAL
Province	QUEBEC
Zip/Postal Code	H3B 4L2
Country	CANADA

U.S. Address for Production of Business Records

Office Of	NATIONAL BANK OF CANADA
Street Address 1	65, EAST 55TH STREET
Street Address 2	8TH FLOOR
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10022

Holding Company Information

Not provided

Non-U.S. Regulator Information

CANADIAN INFORMATION
CANADIAN REGULATORY AUTHORITIES:
• AUTORITÉ DES MARCHÉS FINANCIERS
• OFFICE OF THE SUPERINTENDANT OF FINANCIAL INSTITUTION
• CANADA DEPOSIT INSURANCE CORPORATION
• BRITISH COLUMBIA SECURITIES COMMISSION
• ALBERTA SECURITIES COMMISSION
• FINANCIAL AND CONSUMER AFFAIRS AUTHORITY (FCAA) (SASKATCHEWAN), SECURITIES DIVISION
• THE MANITOBA SECURITIES COMMISSION
• ONTARIO SECURITIES COMMISSION
• FINANCIAL AND CONSUMER SERVICES COMMISSION (NEW BRUNSWICK)
• NOVA SCOTIA SECURITIES COMMISSION
• PRICE EDWARD ISLAND OFFICE OF THE SUPERINTENDENT OF SECURITIES
• OFFICE OF THE SUPERINTENDENT OF SECURITIES, SERVICE NEWFOUNLAND AND LABRADOR
• ALBERTA INSURANCE COUNCIL
• INSURANCE COUNCIL OF MANITOBA
• INSURANCE COUNCIL OF SASKATCHEWAN
• OFFICE OF THE YUKON SUPERINTENDENT OF SECURITIES
• NORTHWEST TERRITORIES, OFFICE OF THE SUPERINTENDENT OF SECURITIES
• NUNAVUT, OFFICE OF THE SUPERINTENDENT OF SECURITIES
CANADIAN SELF REGULATORY ORGANIZATIONS:
• BANK OF CANADA
• TORONTO STOCK EXCHANGE (TSX)
FOREIGN INFORMATION
FOREIGN REGULATORY AUTHORITIES:
• BANCO CENTRAL DE CUBA (BCC)
• BANCO CENTRAL DO BRASIL (DEPARTAMENTO DE ORGANIZACAO DO SISTEMA FINANCEIRO)
• AUTORITÉ DE CONTRÔLE PRUDENTIEL ET DE RÉSOLUTION (ACPR) (FRANCE)
• CHINA BANKING REGULATORY COMMISSION (CBRC)
FOREIGN SELF-REGULATORY ORGANIZATIONS:
• BANK OF ENGLAND - THE PRUNDENTIAL REGULATION AUTHORITY (PRA)
• LUXEMBOURG STOCK EXCHANGE
• LONDON STOCK EXCHANGE (LES)

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Even though you answered "No" to all of the above questions, would you like to provide a Criminal DMP? No

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

No

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Even though you answered "No" to all of the above questions, would you like to provide a Regulatory DMP? No

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

No

Even though you answered "No" to the above question, would you like to provide a Financial DMP? No

Registration Contact Information

First Name	ANNE
Last Name	MONTMINY
Title	DIRECTOR SWAP DEALER COMPLIANCE NBC
Street Address 1	65, EAST 55TH STREET
Street Address 2	8TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10022
Country	UNITED STATES
Phone	6466296794
Email	AMONTMINY@NBF-US.COM

Enforcement/Compliance Communication Contact Information

First Name	PAUL
Last Name	LIBRETTA
Title	HEAD OF LEGAL AND COMPLIANCE US NBC
Street Address 1	65, EAST 55TH STREET
Street Address 2	8TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10022
Country	UNITED STATES
Phone	212-632-8507
Email	PLIBRETTA@NBF-US.COM

Paperwork Reduction Act Notice and Privacy Act Notice

Paperwork Reduction Act Notice

OMB Numbers 3038-0023 and 3038-0072

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 7-W, Form 8-R and Form 8-T may vary depending upon individual circumstances. The estimated average times are:
Form 7-R
FCM 0.6 hours
SD 1.1 hours
MSP 1.1 hours
RFED 0.6 hours
IB 0.5 hours
CPO 0.5 hours
CTA 0.5 hours
FT 0.6 hours

Form 7-W 0.1 hours
Form 8-R 1.0 hours
Form 8-T 0.2 hours.

Privacy Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2(c), 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act, 7 U.S.C. §§ 2(c), 6f, 6k, 6n, 6s, 12a and 23. Under Section 2(c), it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act, 7 U.S.C. §6d, it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act, 7 U.S.C. §6m, it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act, 7 U.S.C. §6s, it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act, 7 U.S.C. §23, and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for conducting an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader.

Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

With the exception of the social security number and Federal employer identification number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number and Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996, which allows the CFTC to use the social security number or taxpayer identifying number furnished to the CFTC as part of the registration process for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. Although voluntary, the furnishing of a social security number or Federal employer identification number assists the CFTC and NFA in identifying individuals and firms, and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

NFA makes available to the public on NFA website(s), including the Background Affiliation Status Information Center (BASIC), firm directories, business addresses, telephone numbers, registration categories, effective dates of registration, registration status, and disciplinary action taken concerning futures commission merchants, introducing brokers, commodity pool operators, commodity trading advisors, swap dealers, major swap participants and retail foreign exchange dealers and their associated persons and principals; non-natural person floor traders and their principals; and floor trader order enterers.

Additional information on Forms 7-R, 7-W, 8-R and 8-T is publicly available, and may be accessed by contacting the National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615, except for the following information, which is generally not available for public release unless required under the Freedom of Information Act (FOIA):

- The fingerprint card, including its demographic information;
- social security number;
- date of birth;
- location of birth;
- current residential address; and
- any supplementary information filed in response to the Form 8-R "Personal Information," "Disciplinary Information," "Matter Information," or "Disclosure Matter" sections, Form 8-T "Withdrawal Reasons," "Disciplinary Information," or "Matter Information" sections, and Form 7-W, "Additional Customer Information" sections.

The CFTC, or NFA acting in accordance with rules approved by the CFTC, may disclose to third parties any information provided on Forms 7-R, 7-W, 8-R and 8-T pursuant to the Commodity Exchange Act, 7 U.S.C. §1 et. seq., Privacy Act of 1974, 5 U.S.C. §552a (Privacy Act), and the Commission's Privacy Act routine uses published in the Federal Register, which may include, but is not limited to, disclosure to Federal, state, local, or foreign law enforcement or regulatory authorities acting within the scope of their jurisdiction or for their use in meeting responsibilities assigned to them by law. The information will be maintained and disclosures will be made in accordance with CFTC Privacy Act System of Records Notice CFTC-12, National Futures Association (NFA) Applications Suite System (Exempted), CFTC-10, Investigatory Records (Exempted), or another relevant System of Records Notice, available from the CFTC "Privacy Program" page, http://www.cftc.gov/Transparency/PrivacyOffice.

If an individual believes that information on the forms is confidential, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under FOIA. 5 U.S.C. §552. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to a FOIA request. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request.

This notice is provided in accordance with the requirements of the Privacy Act, 5 U.S.C. §552a(e)(3), and summarizes some of an individual's rights under the Privacy Act, 5 U.S.C. §552a. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's published System of Records Notices, which describe the existence and character of each system of records maintained by the CFTC, available at the CFTC "Privacy Program" page.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

Applicant Agreement

The Applicant certifies that:

the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, requests, acknowledgements, authorizations and agreements contained in this agreement;

if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Commodity Exchange Act, 7 U.S.C. §6s(b) (6), that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant may not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a (3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder; and

if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country.

The applicant acknowledges that:

the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Commodity Exchange Act, 7 U.S.C. §13(a), and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein; and

the applicant may not act:

in the case of an FCM, RFED,CPO,CTA or FT until registration has been granted, or

in the case of an IB, until registration or a temporary license has been granted; or

in the case of an SD or MSP, until registration or provisional registration has been granted; or

until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted.

The applicant authorizes that:

NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

and request that any person, including but not limited to contract markets, or non-U.S. regulatory or law enforcement agencies, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

The applicant agrees that:

the applicant will cooperate promptly and fully, consistent with applicable Federal law, in any investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5, which investigation may include contacting non-U.S. regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration or confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA; and

if the applicant is a non-U.S. applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72-hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24-hours notice except for good cause shown; the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed NFA or the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC, DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice.

Agreed to and filed application.

Membership Information

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

Membership Contact Information

Membership Contact
First Name	ANNE
Last Name	MONTMINY
Street Address 1	65, EAST 55TH STREET
Street Address 2	8TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10022
Country	UNITED STATES
Phone	6466296794
Email	AMONTMINY@NBF-US.COM

Accounting Contact
First Name	FRANK
Last Name	MANISCALCO
Title	DIRECTEUR PRINCIPALE
Street Address 1	600 DE LA GAUCHETIERE WEST
Street Address 2	4TH FLOOR
City	MONTREAL
Province	QUEBEC
Zip/Postal Code	H3B 4L2
Country	CANADA
Phone	+1.514.412.2572
Email	FRANK.MANISCALCO@BNC.CA

Arbitration Contact
First Name	PAUL
Last Name	LIBRETTA
Title	HEAD OF LEGAL AND COMPLIANCE NBC US
Street Address 1	65 EAST 55TH STREET
Street Address 2	8TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10022
Country	UNITED STATES
Phone	212-632-8507
Email	PLIBRETTA@NBF-US.COM

Compliance Contact
First Name	ANNE
Last Name	MONTMINY
Title	DIRECTOR SWAP DEALER COMPLIANCE
Street Address 1	65 EAST 55TH STREET
Street Address 2	8TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10022
Country	UNITED STATES
Phone	646-629-6794
Email	AMONTMINY@NBF-US.COM

Chief Compliance Officer Contact

First Name	NIZAR
Last Name	ARAJI
Title	CCO NBC FINANCIAL MARKETS
Street Address 1	600
Street Address 2	RUE DE LA GUACHETIERE WEST, 4
City	MONTRÉAL
Province	QUEBEC
Zip/Postal Code	H3B 4L2
Country	CANADA
Phone	5148795355
Email	NIZAR.ARAJI@BNC.CA

Applicant NFA Membership Agreement

The applicant certifies that:

the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf and to make the certifications, acknowledgements and agreements contained in this agreement.

The applicant acknowledges that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted.

The applicant agrees that:

NFA may conduct an investigation to determine the applicant's fitness for NFA membership;

the applicant will cooperate promptly and fully in such investigation, which investigation may include contacting non-U.S. regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for NFA membership and requests that any person, including but not limited to contract markets, or non-U.S. regulatory or law enforcement agencies, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for NFA Membership;

if the applicant is a non-U.S. applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by NFA for purposes of determining compliance with NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72-hours notice at the location in the United States stated in the Form 7-R, provided, however, if the applicant is applying for NFA Membership as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24-hours notice except for good cause shown; the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed NFA in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide NFA with access to its books and records in accordance with this agreement may be grounds for disciplinary sanctions, denial, suspension, termination of or expulsion from NFA membership; and

the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect.

Agreed to and filed application.